FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

30 October 2015

RBS Completes Sale of Citizens Financial Group, Inc. Stake

Further to the announcement by The Royal Bank of Scotland Group plc ("RBS") earlier today, RBS announces the pricing of the offering of its remaining shares in Citizens Financial Group, Inc. ("CFG" or "Citizens") ("the Offering").

RBS sold approximately 110 million shares, or 20.9%, of Citizens common stock, at a price per share of $23.38. The sale results in an estimated pre - tax accounting gain on sale in Q4 2015 of around £100 million. Net cash proceeds realised by RBS of $2.6 billion will be used for general business purposes.

Following completion, RBS will have sold its entire interest in CFG. As of 30 September 2015 on a pro-forma basis, the sale reduces RBS's consolidated RWAs by £67 billion to £249 billion, increases its Common Equity Tier 1 ("CET1") ratio by approximately 3.5% from 12.7% to 16.2%(1), and increases the leverage ratio by approximately 0.6% from 5.0% to 5.6%(2).  As a result of this transaction and successful execution of other components of RBS's capital plan, the CET1 ratio on a pro forma basis is 7.6% points higher than the 8.6% reported as of 31 December 2013.

The sale of RBS's entire holding in CFG represents the achievement of a major milestone  and the fulfilment of our related state aid commitment more than one year ahead of the deadline.

Commenting on today's announcement, RBS Chief Executive Officer, Ross McEwan said:

"The disposal of our remaining stake in Citizens comes just over a year after the IPO. This rapid and effective execution is an important achievement and demonstrates our commitment to delivering on our strategy.

"The completion of the sale of Citizens is a critical part of our capital plan and further improves our CET1 capital ratio. A strong capital position is the essential platform on which we will continue to build a simpler, stronger and more efficient UK-focussed bank that can better serve the needs of its customers."

Notes:

Citizens Financial Group, Inc. is the 13th largest retail bank holding company in the United States(3), with $135.4billion in assets as of 30 September 2015. Headquartered in Providence, Rhode Island, the company offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. The CFG executive team is led by Bruce Van Saun, Chairman and CEO.

For the financial year ended 31 December 2014 Citizens Financial Group reported a U.S. GAAP profit before income tax of $1,268 million.

Goldman, Sachs & Co., Bank of America Merrill Lynch, Citigroup and JP Morgan are acting as joint underwriters for the Offering.

The Offering was made pursuant to an effective shelf registration statement, including a prospectus, filed by CFG with the U.S. Securities and Exchange Commission.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. These documents may be obtained for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the related prospectus supplement may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department or via email: dg.prospectus_requests@baml.com ; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 866-803-9204.

For further information please contact:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

(1) The 30 September 2015 pro-forma impact of the full disposal of Citizens is based on the removal of all Citizens RWAs excluding those relating to operational risk.
(2) 30 September 2015 Pro-forma basis, assuming the full divestment of Citizens.
(3) According to SNL Financial, as at 30 June 2015

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary